Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

July 28, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intec Pharma Ltd. (the “Company”)

Registration Statement on Form F-1 (File No. 333-204836)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:30 p.m. (New York Time) on Thursday, July 30, 2015, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	Head of Equity Capital Markets